Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

MDJM LTD	Cayman Islands

MDCC LTD	Hong Kong

Beijing Mingda Jiahe Technology Development Co. Ltd.	PRC

Tianjin Mingda Jiahe Real Estate Co. Ltd.	PRC

Xishe (Tianjin) Business Management Co. Ltd.	PRC

Xishe Ziangling Business Operations & Management Co. Ltd.	PRC